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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                 BLACKBOARD INC.
                                 ---------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    091935502
                                    ---------
                                 (CUSIP Number)


                                DECEMBER 31, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 15,610 shares, which constitutes approximately 0.1% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 28,068,526 shares outstanding.


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

CUSIP No. 091935502                                                            2
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--------------------------------------------------------------------------------
1.       Name of Reporting Person      Oak Hill Capital Partners L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                                (5)      Sole Voting Power         15,222
Number of
Shares                          ------------------------------------------------
Beneficially                    (6)      Shared Voting Power       -0-
Owned By
Each                            ------------------------------------------------
Reporting                       (7)      Sole Dispositive Power    15,222
Person
                                ------------------------------------------------
                                (8)      Shared Dispositive Power  -0-
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         15,222
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares
                                                                    [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         0.1%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         PN
--------------------------------------------------------------------------------

CUSIP No. 091935502                                                            3
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-------------------------------------------------------------------------------
1.       Name of Reporting Person   Oak Hill Capital Management Partners, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                                (5)      Sole Voting Power         388
Number of
Shares                          ------------------------------------------------
Beneficially                    (6)      Shared Voting Power       -0-
Owned By
Each                            ------------------------------------------------
Reporting                       (7)      Sole Dispositive Power    388
Person
                                ------------------------------------------------
                                (8)      Shared Dispositive Power  -0-
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         388
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares
                                                                    [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         0.0%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         PN
--------------------------------------------------------------------------------

CUSIP No. 091935502                                                            4
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-------------------------------------------------------------------------------
1.       Name of Reporting Person      OHCP GenPar L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                                (5)      Sole Voting Power         15,610
Number of
Shares                          ------------------------------------------------
Beneficially                    (6)      Shared Voting Power       -0-
Owned By
Each                            ------------------------------------------------
Reporting                       (7)      Sole Dispositive Power    15,610
Person
                                ------------------------------------------------
                                (8)      Shared Dispositive Power  -0-
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         15,610
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares
                                                                    [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         0.1%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         PN
--------------------------------------------------------------------------------

CUSIP No. 091935502                                                            5
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-------------------------------------------------------------------------------
1.       Name of Reporting Person               OHCP MGP, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                                (5)      Sole Voting Power         15,610
Number of
Shares                          ------------------------------------------------
Beneficially                    (6)      Shared Voting Power       -0-
Owned By
Each                            ------------------------------------------------
Reporting                       (7)      Sole Dispositive Power    15,610
Person
                                ------------------------------------------------
                                (8)      Shared Dispositive Power  -0-
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         15,610
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares
                                                                    [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         0.1%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         OO
--------------------------------------------------------------------------------

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CUSIP No. 091935502                                                            6
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                                  SCHEDULE 13G

            Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13G Statement dated December 31, 2004, as amended by Amendment No. 1 dated December 31, 2005 (the "Schedule 13G") relating to the shares of common stock, par value $.01 per share (the "Common Stock"), of Blackboard Inc. (the "Company").

Item 1.     No material change.

Item 2.     No material change.

Item 3.     No material change.

Item 4.     (a) - (b)

            OHCP

            OHCP beneficially owns an aggregate of 15,222 shares of Common Stock, which represents approximately 0.1% of the issued and outstanding shares of Common Stock.


            OHCMP

            OHCMP beneficially owns an aggregate of 388 shares of Common Stock, which represents approximately 0.0% of the issued and outstanding shares of Common Stock.


            OHCP GenPar

            OHCP GenPar is the general partner of both OHCP and OHCMP. As the general partner of OHCP and OHCMP, OHCP GenPar beneficially owns an aggregate of 15,610 shares of Common Stock, which represents approximately 0.1% of the issued and outstanding shares of Common Stock.

            OHCP MGP

            OHCP MGP is the general partner of GenPar. As the general partner of GenPar, MGP may be deemed to beneficially own an aggregate of 15,610 shares of Common Stock, which represents approximately 0.1% of the issued and outstanding shares of Common Stock.

CUSIP No. 091935502                                                            7
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            (c)

            OHCP

            OHCP has the sole power to vote or direct the vote of 15,222 shares of Common Stock and the sole power to dispose or to direct the disposition of 15,222 shares of Common Stock.


            OHCMP

            OHCMP has the sole power to vote or direct the vote of 388 shares of Common Stock and the sole power to dispose or to direct the disposition of 388 shares of Common Stock.


            OHCP GenPar

            As the general partner of OHCP and OHCMP, OHCP GenPar has the sole power to vote or direct the vote of 15,610 shares of Common Stock and the sole power to dispose or to direct the disposition of 15,610 shares of Common Stock.


            OHCP MGP

            As the general partner of OHCP GenPar, OHCP MGP may be deemed to have the sole power to vote or direct the vote of 15,610 shares of Common Stock and the sole power to dispose or to direct the disposition of 15,610 shares of Common Stock.

CUSIP No. 091935502                                                            8
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Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. X .

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            No material change.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            No material change.

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            No material change.

Item 9.     NOTICE OF DISSOLUTION OF GROUP

            No material change.

Item 10.    CERTIFICATION

            No material change.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 091935502                                                            9
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                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of January 25, 2007


                                      OAK HILL CAPITAL PARTNERS, L.P.

                                      By:    OHCP GenPar, L.P.
                                              its General Partner

                                           By:   OHCP MGP, LLC
                                                 its General Partner


                                                By: /s/ Kevin G. Levy
                                                    ----------------------------
                                                    Name:  Kevin G. Levy
                                                    Title: Vice President


                                      OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.


                                      By:    OHCP GenPar, L.P.
                                              its General Partner

                                           By:   OHCP MGP, LLC
                                                 its General Partner


                                                By: /s/ Kevin G. Levy
                                                    ----------------------------
                                                    Name:  Kevin G. Levy
                                                    Title:    Vice President


                                      OHCP GENPAR, L.P.


                                      By:    OHCP MGP, LLC
                                              its General Partner


                                                By: /s/ Kevin G. Levy
                                                    ----------------------------
                                                    Name:  Kevin G. Levy
                                                    Title:    Vice President

CUSIP No. 091935502                                                           10
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                                      OHCP MGP, LLC


                                      By: /s/ Kevin G. Levy
                                          -------------------------------------
                                          Name:  Kevin G. Levy
                                          Title: Vice President

CUSIP No. 091935502                                                           11
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                                  EXHIBIT "A"

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth herein below.


              OAK HILL CAPITAL PARTNERS, L.P.
              By: OHCP GENPAR, L.P., general partner
              By: OHCP MGP, L.L.C., general partner

              By: /s/ Kevin G. Levy
                  --------------------------------
                     Kevin G. Levy, Vice President



              OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.

              By: OHCP GENPAR, L.P., general partner
              By: OHCP MGP, L.L.C., general partner

              By: /s/ Kevin G. Levy
                  --------------------------------
                     Kevin G. Levy, Vice President


              OHCP GENPAR, L.P.

              By: OHCP MGP, L.L.C., general partner

              By: /s/ Kevin G. Levy
                  --------------------------------
                     Kevin G. Levy, Vice President

              OHCP MGP, L.L.C.

              By: /s/ Kevin G. Levy
                  --------------------------------
                     Kevin G. Levy, Vice President